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March 31, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Rolf Sundwall

     Bonnie Baynes

     Jessica Livingston

     John Dana Brown

Re:	Brookfield Asset Management Reinsurance Partners Ltd.

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted February 11, 2021

CIK No. 0001837429

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Brookfield Asset Management Reinsurance Partners Ltd. (the “Company”) and Brookfield Asset Management Inc. (“BAM,” and together with the Company, the “Registrants”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 25, 2021 (the “Letter”), regarding the Registrants’ Amended Draft Registration Statement on Form F-1 (CIK No. 0001837429) confidentially submitted by the Registrants to the Commission on February 11, 2021. Concurrently herewith, we are electronically transmitting for filing the Registrants’ Registration Statement on Form F-1 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in the Letter, the Registrants have revised the Registration Statement to update certain other disclosures. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Draft Registration Statement Submitted February 11, 2021 Corporate Structure, page 76

1.

We note the new footnote disclosures in response to prior comment 5. Please revise the chart to include this disclosure of the ownership BAM Re Class B Partners will have in your class A exchangeable shares and the economic interest in your company of your class A exchangeable shares, class B shares and class C shares.

In response to the Staff’s comment, the Registrants have revised the charts on pages 26 and 83 of the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 31, 2021

Executive Compensation, page 132

2.	Please update your executive compensation disclosure to reflect the most recently completed fiscal year.

In response to the Staff’s comment, the Registrants have updated the executive compensation disclosure in the Registration Statement to include the compensation paid for the fiscal year ended December 31, 2020.

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Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 880-6363.

Sincerely,

TORYS LLP

/s/ Mile T. Kurta
Mile T. Kurta

cc:

Sachin Shah, Chief Executive Officer

Brookfield Asset Management Reinsurance Partners Ltd.